Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On October 1, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Remote power is as much a logistics challenge as an energy challenge.

Arctic regions, mines, islands, and isolated communities often depend on fuels that must be delivered repeatedly by truck, ship, or air. We are targeting remote microgrids with a factory-built microreactor platform designed for long-life operation and firm on-site power.

The objective is simple: reduce dependence on recurring fuel logistics while bringing reliable, carbon-free energy closer to the point of use.

NuCube X Post:

Remote power is also a logistics challenge. We are targeting Arctic regions, mines, islands, and isolated communities with a factory-built microreactor platform designed for long-life operation and firm on-site power.